CONFIDENTIAL TREATMENT REQUESTED
BY COMSCORE, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER FILING FOR EASE OF IDENTIFICATION.
May 25, 2007
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attn:	Russell Mancuso
Eduardo Aleman
Brian Cascio
Lynn Dicker

	Re:	comScore, Inc.
Registration Statement on Form S-1
File No. 333-141740
Initially filed on April 2, 2007
Amendment No. 2 filed on May 25, 2007
Ladies and Gentlemen:
     On behalf of comScore, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 22, 2007, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-141740) (the “Registration

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

Statement”) filed with the Commission on May 8, 2007 (“Amendment No. 1”). This letter is also prepared with reference to telephone discussions with the Staff on May 23, 2007 (the “May 23rd Call”).
     The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 2.
     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
1.	We note your responses to comments 34, 35 and 40 in our letter to you dated April 27, 2007. Please note that we may have further comment once you have responded to these comments.
RESPONSE TO COMMENT 1:
     With respect to Comments 34 and 35 of the Staff’s letter dated April 27, 2007 (the “First Staff Letter”), the Company has revised the disclosure on pages 101 through 103 of Amendment No. 2 in accordance with the Staff’s comments.
     With respect to Comment 40 of the First Staff Letter, the Company supplementally advises the Staff that it has not yet executed the waivers identified in the response to such comment in our letter dated May 8, 2007 (the “First Response Letter”). The Company intends to file the form of waiver as an exhibit to a subsequent pre-effective amendment to the Registration Statement.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

Management’s Discussions and Analysis of Financial Condition and Results of Operations, page 39
Stock-Based Compensation, page 44
2.	We note that you refer to an independent valuation specialist on page 44. Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.
RESPONSE TO COMMENT 2:
     The Company has revised its disclosure at page 45 to remove the reference to “assistance of independent valuation specialists.” Accordingly, no portion of any report or opinion is quoted or summarized in Amendment No. 2 with respect to an independent valuation specialist. As such, the Company respectfully submits that Rule 436 does not require the Company to file a consent with respect thereto.
Revenue, page 46
3.	Please quantify the extent of your revenue increase that results from price increases.
RESPONSE TO COMMENT 3:
     As discussed with the Staff on the May 23rd Call, the Company supplementally advises the Staff that its management does not maintain reports that would permit it to quantify the extent to which its revenue increases are the results of price increases. The Company generally increased prices on many of its products and solutions throughout 2006 and 2007 for new and existing customers, but it does not maintain data that would readily allow it to accurately quantify the amount of revenue increase that is directly attributable to such price increases.
Privacy, page 70
4.	We note your response to prior comment 15. However, your disclosure continues to summarize the conclusions of the report. Therefore, we reissue the comment. See Rule 436.
RESPONSE TO COMMENT 4:
     The Company has revised its disclosure at page 76 in response to the Staff’s comment to clarify that the Company’s privacy policies and methods are consistent with AICPA/CICA

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

WebTrust criteria and to remove references that could be interpreted to imply reliance upon or conclusions of a third-party report. As discussed with the Staff on the May 23rd Call, the AICPA/CICA WebTrust criteria are a framework provided under the AICPA/CICA’s Generally Accepted Privacy Principles that cover security, processing integrity, availability and confidentiality of data.
     As further discussed with the Staff on the May 23rd Call, no portion of any report or opinion is quoted or summarized in Amendment No. 2 with respect to the AICPA/CICA WebTrust criteria. As such, the Company respectfully submits that Rule 436 does not require the Company to file a consent with respect thereto.
Director Compensation, page 79
5.	We note your response to prior comment 17. However, under applicable disclosure standards, equity grants in prior years may create reportable compensation in the current year. Therefore, we reissue the comment.
RESPONSE TO COMMENT 5:
     The Company has revised its disclosure on page 84 of Amendment No. 2 in response to the Staff’s comment. As discussed with the Staff on the May 23rd Call, the Company supplementally advises the Staff that the grants made to its non-employee directors did not give rise to compensation expense during the year ended December 31, 2006, because the Company did not adopt Statement of Financial Accounting Standard No. 123(R), Share-Based Payment, until January 1, 2006. All of the options held by our non-employee directors had been granted prior to January 1, 2006. Accordingly, since no options were granted to non-employees directors in 2006, no reportable compensation occurred during the year ended December 31, 2006. As no reportable compensation occurred during the year ended December 31, 2006, we have elected not to include the “Director Compensation” table for such year pursuant to Item 402(a)(5) of Regulation S-K.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

Compensation Discussion and Analysis, page 81
6.	We note your revised disclosure in response to prior comment 20. The revised disclosure on page 85 appears to address the history of certain executives’ preferences as to long or short-term compensation; our comment, however, sought disclosure regarding how each element discussed (i.e., base salary, annual performance bonus, long-term equity based incentives) and your decisions regarding such element fit into your overall compensation objectives and affect decisions regarding other elements. We reissue the comment.
RESPONSE TO COMMENT 6:
     The Company has revised its disclosure at pages 86 through 90 in response to the Staff’s comment. Specifically, the Company has revised the disclosure under the subheading entitled “Short-term Compensation” at pages 87 and 88 and under the subheading “Long-term Compensation” at pages 88 and 89 to disclose how each compensation element relates to the Company’s overall compensation program objectives and key principles. In addition, the Company has revised the disclosure under the heading “Total Compensation” at page 90 to disclose how compensation decisions for one element have historically affected decisions regarding other elements. As discussed with the Staff on the May 23rd Call, the Company supplementally advises the Staff that historically its decisions regarding the use of different compensation elements have been based primarily upon individual preferences relating to the Company’s stage of growth. For example, at the Company’s earliest stages, long-term equity based compensation was generally preferred by executives over base salary.
7.	We reissue prior comment 28. It is unclear where the disclosure you cite in the response addresses the issues raised in the comment.
RESPONSE TO COMMENT 7:
     The Company supplementally advises the Staff that, as discussed with the Staff on the May 23rd Call, the page reference to its revised disclosure provided in response to your Comment 28 of the First Staff Letter was inaccurate in the First Response Letter. The disclosure included in the last paragraph of the section entitled “Executive Compensation Summary Compensation Table” on page 91 of Amendment No. 2 provides a discussion of the differences in compensation among the Company’s named executive officers.
8.	It appears that some of the grants mentioned in Appendix A to comment 50 have not been discussed in your filing. Please update your disclosure to cover any grants that

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

occurred after the completion of your last fiscal year. Refer to instruction 2 to Item 402(b) of Regulation S-K.
RESPONSE TO COMMENT 8:
     The Company has revised the disclosure at page 89 in response to the Staff’s comment. As discussed with the Staff on the May 23rd Call, the Company notes that the Registration Statement and Amendment No. 1 incorrectly identified the date of the grants made to our named executive officers as March 18, 2007. However, the grants were actually issued as of March 25, 2007. Appendix A to the First Response Letter identified the correct date of grant, March 25, 2007, which conflicted with our disclosure of the date of grant in Amendment No. 1. There were no awards of equity issued by the Company on March 18, 2007.
9.	We reissue prior comment 25 which sought specific information regarding what you mean by “competitive” levels. Does that mean “average” for a particular industry? How do you define that “industry”? How do you obtain necessary information regarding compensation levels within that industry, particularly for private companies?
RESPONSE TO COMMENT 9:
     The Company has revised its disclosure at pages 86, 87, 88 and 90 in response to the Staff’s comment. As discussed with the Staff on the May 23rd Call, the Company clarified the use of the word “competitive” by using it to describe the Company’s objective of compensating its executive officers at levels that compare favorably with other opportunities in the executive’s competitive marketplace.
Short-term Compensation, page 82
10.	We note your revised disclosure in response to comment 22. It is not apparent from your disclosure where you have disclosed specific goals or objectives. We reissue the comment.
RESPONSE TO COMMENT 10:
     The Company has revised its disclosure at page 88 in response to the Staff’s comment to specify the actual bonus amounts paid to, as well as the amount of the 100% target bonuses available to, the Company’s named executive officers in connection with their performance for the fiscal year ended December 31, 2006. In addition, the Company has disclosed that for competitive reasons, it does not publicly disclose its target levels with respect to specific performance criteria or qualitative performance-related factors. Pursuant to Instruction 4 of Item 402(b) of Regulation S-K, companies “are not required to disclose target levels with respect to specific performance criteria or qualitative performance-related factors considered by the compensation committee of the board of directors, or any other factors or criteria involving

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” In addition, the Company has disclosed at page 88 how difficult it would be for the named executive officers or how likely it will be for the Company to achieve the undisclosed target levels.
Executive Compensation, page 86
11.	Please tell us where you have disclosed the material terms of the “carve out” plan mentioned in your response to prior comment 50.
RESPONSE TO COMMENT 11:
     The Company supplementally advises the Staff that the “management equity carve out” plan referenced in the Company’s response to prior comment 50 will automatically terminate upon the closing of the Company’s initial public offering. Accordingly, as discussed with the Staff on the May 23rd Call, the Company respectfully submits that the terms of the plan are not material to an investment decision and therefore do not require disclosure in the Registration Statement.
Employment Agreements, page 89
12.	We reissue prior comment 31. Your quantitative disclosure of obligations assuming that the triggering event occurred as of the last business day of your last completed fiscal year should include all obligations, not only option vesting.
RESPONSE TO COMMENT 12:
     The Company has revised its disclosure at page 96 in response to the Staff’s comment to specify the exact amount of the payment due to Mr. Green in severance under his employment offer letter upon termination. Furthermore, the revised disclosure clarifies that, other than the increases in value of unvested options identified and the severance payment to Mr. Green, the Company’s named executive officers are not otherwise entitled to additional payments or benefits upon a change in control or termination of their respective employment.
Related-party Transactions, page 95
13.	We note your response to prior comment 32; however, due to your use of the word “certain,” your disclosure does not clarify the extent to which the license permits the related party to compete with you. Also, it is unclear why you conclude that the related

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

party is not a security holder named in the registration statement because the related party is named on this page. Therefore, we reissue the comment.
RESPONSE TO COMMENT 13:
     The Company has revised the disclosure at page 100 of Amendment No. 2 in accordance with the Staff’s comment and as discussed with the Staff on the May 23rd Call in order to clarify that the Licensing and Services Agreement with Citadel Investment Group, L.L.C. (“Citadel”) is a license to use the digital marketing intelligence products that the Company provides to its customers. As with the Company’s contracts with its other customers, Citadel may not compete with the Company by reselling or granting sublicenses to the data that they receive under the license.
     As discussed with the Staff on the May 23rd Call and as disclosed in the Registration Statement, Citadel Equity Fund Ltd. sold its preferred stock of the Company on November 27, 2006. Accordingly, the Company respectfully submits that Item 601(b)(10)(ii)(A) of Regulation S-K does not apply because Citadel is not a security holder as of the date of the Registration Statement.
14.	Please expand the disclosure added in response to prior comment 33 to address all of the requirements of Regulation S-K Item 404(b), including disclosure of the standards to be applied pursuant to your policies and procedures.
RESPONSE TO COMMENT 14:
     The Company has revised its disclosure at page 100 in response to the Staff’s comment.
Principal and Selling Stockholders, page 96
15.	Please expand your response to prior comment 37 to (1) tell us with specificity where your have “otherwise disclosed” as mentioned in the first line of the response, and (2) provide us the information requested in the last sentence o the comment. Note that transactions with the selling security holders within the past three years must be readily understandable from the disclosure in this section, without requiring investors to piece together information in other sections of your document.
RESPONSE TO COMMENT 15:
     As discussed with the Staff on the May 23rd Call, the Company supplementally advises the Staff that the phrase “otherwise disclosed” in the First Response Letter refers to the disclosure of all issuances and sales in the preceding three years as required pursuant to Item 701 of Regulation S-K. This disclosure is found at “Item 15. Recent Sales of Unregistered

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

Securities” located at pages II-2 and II-3 of Amendment No. 2 pursuant to the requirement set forth in Item 15 of Form S-1.
     The Company respectfully submits that the information requested with respect to the last sentence of the Staff’s comment 37 in the First Staff Letter is neither a required disclosure nor material to an investment decision. Information relating to the total consideration paid and the average price per share paid by existing stockholders is disclosed at page 32 through 33 of Amendment No. 2 in satisfaction of the requirements under Item 506 of Regulation S-K as required by Item 6 of Form S-1.
     The Company supplementally advises the Staff that the nature of any position, office, or other material relationship which a selling securityholder has had within the past three years with the Company or any of its predecessors or affiliates is disclosed at pages 101 through 103 of Amendment No. 2. The Company respectfully submits that no further disclosure is required pursuant to Item 403 or Item 507 of Regulation S-K.
Part II
Item 17. Undertakings, page II-4
16.	We note your response to prior comment 51. Due, in part, to the language of Securities Act Rule 430C(d) and your ability to file prospectus supplements, the undertakings are required. Therefore, we reissue the comment.
RESPONSE TO COMMENT 16:
     The Company has revised its disclosure at page II-5 in response to the Staff’s comment.
Exhibits
17.	We note your response to prior comment 54. Please file complete exhibits with all attachments.
RESPONSE TO COMMENT 17:
     The Company has filed complete exhibits in response to the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

18.	Please tell us the significance of the multiple question marks throughout exhibit 10.13. If these question marks indicate that you are seeking confidential treatment, please clearly identify this in your exhibit index.
RESPONSE TO COMMENT 18:
     The Company notes that these marks were an error in the submission of Amendment No. 1. The Company has filed corrected exhibit 10.13 with Amendment No. 2 in accordance with the Staff’s comment.
Financial Statements, page F-l
19.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.
RESPONSE TO COMMENT 19:
     The Company supplementally advises the Staff that it has included updated financial statements pursuant to Rule 3-12 of Regulation S-K in accordance with the Staff’s comment in Amendment No. 2.
Note 2. Summary of Significant Accounting Policies, page F-8
Stock-Based Compensation, page F-l2
20.	Please clearly disclose the methodologies and significant assumptions used to determine the fair value of the company’s common stock.
RESPONSE TO COMMENT 20:
     The Company has revised its disclosure at page F-13 in response to the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

Note 11. Stockholders’ Deficit, page F-25
1999 Stock Option Plan, page F-25
21.	We note your response to prior comment 50. Please tell us when discussions were initiated with your underwriters about possible offering price ranges. We may have additional questions after the estimated IPO price is included in the filing.
RESPONSE TO COMMENT 21:
[****]

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

[****]
* * * *

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 25, 2007	BY COMSCORE, INC.

     Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark R. Fitzgerald

Mark R. Fitzgerald

cc:	Magid M. Abraham, Ph.D., comScore, Inc.
John M. Green, comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day
Andrew J. Pitts, Cravath, Swaine & Moore LLP